Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

215-988-2700

215-988-2757 (Fax)

www.dbr.com

October 5, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Two Roads Shared Trust (the “Trust”)

Preliminary Proxy Statement

(File Nos. 333-182417 and 811-22718)

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, please find the Trust’s Preliminary Proxy Statement and Notice of Special Meeting of Shareholders (together, the “Proxy Materials”) for the Anfield Universal Fixed Income Fund (the “Fund”), a series of the Trust. These Proxy Materials are being filed in connection with a Special Meeting of Shareholders of the Fund to be held on December 19, 2018 for the purpose of approving a new investment advisory agreement between the Fund and Regents Park Funds, LLC; approving a new sub-advisory agreement between the Fund and Anfield Capital Management, LLC; and to transact such other business as may properly come before the meeting or any adjournment thereof.

Please do not hesitate to contact me at (215) 988-3328 if you have any comments or questions.

Sincerely,

/s/ Andrew E. Seaberg

Andrew E. Seaberg